[WILLKIE FARR & GALLAGHER LLP LOGO]	787 Seventh Avenue New York, NY 10019-6099 Tel: 212 728 8000 Fax: 212 728 8111

February 2, 2006

VIA EDGAR AND FEDERAL EXPRESS

Mr. Max Webb
Assistant Director, Office of Structured Finance, Transportation and Leisure
Division of Corporate Finance
United States Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549-0405

Re:                     TransDigm Group Incorporated (formerly TD Holding Corporation)
(File No. 333-130483)

Dear Mr. Webb:

On behalf of TransDigm Group Incorporated (formerly TD Holding Corporation), a Delaware corporation (the “Company”), set forth below are the Company’s responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) pertaining to the Company’s Registration Statement (the “Registration Statement”) in respect of the initial public offering of shares of its common stock, contained in your letter, dated January 19, 2006, to Mr. W. Nicholas Howley, Chairman and Chief Executive Officer of the Company.  On behalf of the Company, we hereby submit to the Commission Amendment No. 1 to the Registration Statement (the “Amendment”) that contains changes made in response to the comments of the Staff.  To facilitate your review, we have set forth each of your comments below with the Company’s corresponding response. We have marked the enclosed Amendment, and references to page numbers below pertain to the page numbers in the marked version of the Amendment submitted herewith.  Defined terms used herein without definition have the meanings ascribed to them in the Amendment.

* * * * * * * * * *

1.                                       Comment:  We note a number of blank spaces throughout your registration statement for information that you are not entitled to omit under Rule 430A.  Please allow us sufficient time to review your complete disclosure prior to any distribution of preliminary prospectuses.

Response:  We advise the Staff that the Company will include the missing information regarding the public offering price, number of shares being offered and related information in a subsequent pre-effective amendment to the Registration Statement and that the timing of the filing of such amendment will be such that the Staff has sufficient time to review the complete disclosure prior to the circulation of a preliminary prospectus to prospective investors.

2.                                       Comment:  Please provide support for the qualitative and comparative statements contained in your prospectus. We note the following examples:

•                                          “We are a leading global designer, producer and supplier of highly engineered aircraft components for use on nearly all commercial...,” page 1;

•                                          “Our products have strong brand names within the industry and we have a reputation for high quality, reliability and customer support,” page 2; and

•                                          “Because we deliver products that meet or exceed our customers’ expectations and performance standards...,” page 3.

These are only examples. To the extent the statement represents management’s belief, please state so and tell us the basis for that belief. Please mark your furnished support or provide page references in your response to the sections you rely upon for each specific statement. To the extent you are unable to provide support, please delete the qualitative and comparative statement. Please revise throughout your prospectus as necessary.

Response:  The Company has revised the prospectus to comply with the Staff’s comment.  In addition, we provide the following support for qualitative and comparative statements contained in the prospectus.

We are a leading global designer, producer and supplier of highly engineered aircraft components for use on nearly all commercial….  We advise the Staff that the Company has based its belief that it is a “leading global designer, producer and supplier” of aircraft components on a variety of factors, including the fact that it was awarded the contract to design the security bolting system on all Airbus cockpit doors in response to FAA and European regulatory requirements adopted after the events of September 11, 2001.  This contract was highly sought after by numerous industry participants, and the fact that it was awarded to the Company underscores the Company’s leading position in the aerospace component industry.  In addition, the Company believes that its diverse customer list, which includes most of the world’s commercial airlines and large original equipment manufacturers, together with the number of products manufactured and sold by the Company, are additional indications of the Company’s leading position in the aerospace component industry.

Our products have strong brand names within the industry and we have a reputation for high quality, reliability and customer support.   The Company believes that its reputation for “high quality, reliability and customer support” stems, in part, from the fact that the Company and the components it manufactures must be certified by the FAA, the DOD and similar agencies in foreign countries.  In addition, the Company and its components often have to be certified by and comply with quality control requirements of individual customers (e.g., The Boeing Company and Airbus S.A.S.).  We advise the Staff that the Company has received all required certifications, including the ISO 9001 and AS 9100 certifications, and that the Company maintains several FAA authorized repair stations, and that these certifications are significant factors in determining the Company’s reputation in the industry. The Company also believes that its consistent delivery of products on the schedule established by its customers is an important factor in considering its reputation for high quality, reliability and customer support.

Because we deliver products that meet or exceed our customers’ expectations and performance standards.... and We develop reliable, high value added products that meet our customers’ specific new application requirements and/or solve problems with current applications.  The Company has based its belief in respect of each of the foregoing statements on a variety of factors, including the fact that its customers routinely select it as a sole source provider.  The decision to chose a particular vendor as a sole source provider is based on, among other things, product specifications, proprietary technology, competitive pricing and the vendor’s history of delivering products that meet or exceed the customer’s expectations.  The Company’s receipt of the contract to design the security bolting system on all Airbus cockpit doors and the content it is providing or expects to provide on the new Boeing 787 and Airbus A380 and A400M are reliable indicators that the products it has previously manufactured and sold to such customers meet or exceed their expectations and performance standards.  In addition, the Company can point to several new product offerings that met a customer’s specific new application requirements and/or solved problems with current applications.  The Company has recently developed long-life igniters and longer life NiCad batteries with lower maintenance requirements.  These products were previously not available in the market and address specific requirements of the Company’s customers and problems with historical applications.

We have strong customer relationships with almost all important, large commercial transport, regional, general aviation and military OEMs.  The Company believes that the continued growth of its installed base is a reliable indicator of the strength of its relationships with the important, large commercial transport, regional, general aviation and military OEMs.  As disclosed in the prospectus, the Company expects to be certified and provide a range of components for the new Boeing 787 and Airbus A380 and A400M.  Additionally, the Company has a strong relationship with Airbus, one of the largest original equipment manufacturers of aircraft in the world.  A good indicator of the strength of this relationship is that the Company was selected as the vendor to design the security bolting system on all Airbus cockpit doors in response to FAA and European regulatory requirements after the events of September 11, 2001.

We are also a leading supplier of components used on U.S. designed military aircraft, including components that are used on a variety of fighter aircraft, military freighters and military helicopters.  The Company has based its belief that it is a “leading supplier of components used on U.S. designed military aircraft”, in part, on the number of U.S. designed military aircraft that include components manufactured by the Company.  For example, as disclosed in the prospectus, the Company’s components are included on the Boeing C-17, F-15 and F-18, the Lockheed Martin C-130J and F-16, the Northrop Grumman E2C (Hawkeye) and the Blackhawk, Chinook and Apache helicopters. In addition, the range of components that the Company is providing or expects to provide on new military platforms, including the Joint Strikefighter and Airbus A400M, are good indicators of the Company’s leadership position in this area.

3.                                       Comment:  Please provide us with any gatefold information such as pictures, graphics or artwork that will be used in the prospectus.

Response:  We have filed our proposed gatefold artwork with the Amendment.  Please see the inside front and back cover pages of the prospectus.  We have also attached color copies of the gatefold artwork as Exhibits A and B to this letter.

4.                                       Comment:  Please omit the TransDigm logo since it is not the issuer.

Response:  We advise the Staff that effective as of January 19, 2006, the Company changed its legal name from TD Holding Corporation to TransDigm Group Incorporated.  This change was effected to ensure that investors recognize that the Company is the ultimate owner of the TransDigm group of operating companies, as the TransDigm name is recognized in the industry in which the Company’s subsidiaries operate.  The “TransDigm” logo has been adopted by the Company as its corporate logo and we therefore respectfully submit that the inclusion of such logo on the front cover of the prospectus is appropriate.

5.                                       Comment:  Please move this section so that it appears after the risk factors section.

Response:  The Company has revised the prospectus to comply with the Staff’s comment.

6.                                       Comment:  We note your representation that some of the information in the prospectus is based on independent industry publications, government publications, etc. and that you have not independently verified the information and cannot assure the accuracy or completeness of the information. Please note that you are responsible for the entire content of the registration statement and cannot include language that can be interpreted as a disclaimer of the information contained in the filing. Please revise.

Response:  We advise the Staff that the Company has deleted the referenced paragraph from the prospectus.

7.                                       Comment:  Please revise to omit the use of defined terms and use abbreviated names including TD Holding, TransDigm Holding, and TransDigm Inc., or terms that are clear from their context. Further, please omit the corporate history and the discussion of the accounting presentation since these disclosures are repeated elsewhere in the document.

Response:  The Company has revised the prospectus to comply with the Staff’s comment.  We respectfully advise the Staff that the Company has included certain defined terms in the first paragraph of the “Prospectus Summary” section of the prospectus as the Company believes that the inclusion of such defined terms will enhance a reader’s understanding of the prospectus.

8.                                       Comment:  Please note that the summary is merely intended to provide a brief overview of the key aspects of the offering.  As currently disclosed, the summary appears lengthy and repeats much of the information fully discussed in the business section. Please revise accordingly.  See Instruction to Item 503(a) to Regulation S-K.  To the extent you retain limited amounts of disclosure, please consider the applicability of comments issued in the business section.

Response:  The Company has revised the prospectus to comply with the Staff’s comment.

9.                                       Comment:  We note that you disclosed certain large customers beginning in the second full paragraph on page 2 and in the fourth paragraph under “Customers” on page 53.  Please delete the names of your customers, unless the customer provides 10% or more of your revenues.

Response:  We advise the Staff that, as more fully described in the prospectus, the Company’s diversified revenue base has been a significant factor in the maintenance of its financial performance.  The list of the Company’s major customers demonstrates the breadth of the Company’s customer base and the Company believes that such information, when taken together with the information contained elsewhere in the prospectus with respect to the number of its customers’ platforms in respect of which the Company provides products and services, provides material information to investors.  However, in response to the Staff’s comment, and to ensure that investors understand the nature of the business conducted by the Company with the enumerated major customers, the Company has included the following two sentences in the applicable sections of the prospectus (please see pages 2 and 57):

“The U.S. Government (through various agencies and buying organizations), Aviall, Inc. and Honeywell International Inc. accounted for approximately 11%, 10% and 9% of our net sales in fiscal year 2005.  None of the other customers listed above accounted for more than approximately 6% of our net sales during this period.”

10.                                 Comment:  Please revise your organizational chart to include ownership percentages. Further, please include Warburg, TD Co-Investors and TD LLC in the chart.

Response.  The Company has revised the prospectus to comply with the Staff’s comment by including Warburg Pincus and TD Co-Investors, LLC in the referenced chart (please see page 5).  We advise the Staff that TD LLC is the abbreviation used in the prospectus when describing TD Co-Investors, LLC, and therefore no additional disclosure with respect to TD LLC has been included in the chart.  However, to avoid any future confusion, the Company has changed the defined term utilized when describing TD Co-Investors, LLC.

11.                                 Comment:  Please provide separate statements of the reasons why you believe that EBITDA and EBITDA As Defined provide useful information to investors, as required by Item

10(e)(1)(i)(C) to Regulation S-K.  In addition, please provide separate statements of the reason why you use each of the non-GAAP measures.

Response:  The Company has revised the prospectus to comply with the Staff’s comment.  For an example of the revised disclosure, please refer to page 10 of the prospectus.

12.                                 Comment:  Please provide the disclosure set forth in Answer 8 of the Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures dated June 13, 2003.

Response:  The Company has revised the prospectus to comply with the Staff’s comment.  For an example of the revised disclosure, please refer to page 10 of the prospectus.

13.                                 Comment: Please make conforming changes to the other sections of your document where you present non-GAAP.

Response:  The Company has revised the prospectus to comply with the Staff’s comment.

14.                                 Comment:  Some of your risk factors appear overly lengthy and should be shortened to  concisely disclose the material risk. For example, we note the following risk factors:

•                                          Government contracts contain unfavorable termination..., page 14;

•                                          Substantial leverage — Our substantial indebtedness..., page 15; and

•                                          The terms of the Amended and Restated Senior Credit Facility..., page 16.

Response:  The Company has revised the prospectus to comply with the Staff’s comment.

15.                                 Comment:  In general, information that may be readily transferable to other offering documents or describes circumstances that may apply equally to other businesses that are similarly situated is generic immaterial information, which should not be included in your risk factor section. Please eliminate all generic or speculative disclosure from your risk factor section, or revise to state specific material risks to your particular company, or to the purchasers in this offering. For example, we note the following risk factors:

•                                          Our international business exposes us to risks..., page 18;

•                                          We could be adversely affected as a result..., page 19;

•                                          Our stock price may be volatile, and your investment..., page 20; and

•                                          The requirements of being a public company may strain..., page 23.

If you elect to retain these risk factors in your prospectus, you must clearly explain how they specifically or uniquely apply to your company, industry, offering, etc. Again, these are only a few examples. Please revise accordingly throughout.

Response:  The Company has revised the prospectus to comply with the Staff’s comment.

16.                                 Comment:  Some of your risk factors indicate that if the risk materializes, it could have a material effect on your “[b]usiness, financial condition and results of operations” or other similar language.  Please revise to more precisely articulate the specific risk or consequence that would result from each risk factor.

Response:  The Company has revised the prospectus to comply with the Staff’s comment.

17.                                 Comment:  We note that it appears that you discuss multiple risks under this one heading. Please discuss the current pricing review by the DOD under a separate risk factor heading and disclose the report recommendation to refund $2.6 million.  Further, please update the status of the pricing review, whether you intend to refund the entire amount or a lesser amount, and the status of your negotiations.  Similarly, please update the disclosure of the pricing review in the Management’s Discussion and Analysis section on page 33.

Response:  The Company has revised the prospectus to comply with the Staff’s comment (please see pages 14 and 32).

18.                                 Comment:  Please revise to identify each member of senior management on whom you depend. We note that you list only the key employees with whom you have employment agreements.

Response:  In response to the Staff’s comment, the Company has deleted the risk factor with respect to members of its senior management.

19.                                 Comment:  Please identify any material foreign suppliers or foreign customers.

Response:  We advise the Staff that the amount of components or other raw materials or supplies that the Company purchases from foreign suppliers are not material.

For fiscal year 2005, the Company’s three most significant foreign customers were Satair A/S (“Satair”), Bombardier Inc. and Airbus S.A.S., and these customers accounted for approximately 3.6%, 2.8% and 2.4%, respectively, of the Company’s consolidated net sales during this period.  Based on the foregoing, the Company does not consider any of these foreign customers to be material to the Company (on an individual basis).  We also advise the Staff that while these customers operate from foreign jurisdictions, they ultimately distribute their products (or, in the case of Satair, the Company’s products) throughout the world.  As disclosed in the prospectus, Satair is a distributor of aerospace components and, as such, re-distributes products throughout the world.  Similarly, Bombardier Inc. and Airbus S.A.S., as two of the larger global original equipment manufacturers of aircraft, sell aircraft that incorporate the Company’s components throughout the world, and therefore the Company does not believe that it is exposed to any significant risk in any particular foreign country arising from these relationships.

20.                                 Comment:  Throughout this section, please provide more analysis of the disclosure provided and avoid repeating data in the tables presented. As an example, on page 37 you provide several factors contributing to the increase in net sales, yet you do not provide an analysis for the reasons underlying the increases in those factors.  Without describing the reasons for the increase in factors such as OEM net sales or aftermarket net sales, there is insufficient insight for a reader to see the business through the eyes of management.  Please refer to FR 72 for guidance.

Response:  The Company has revised the prospectus to comply with the Staff’s comment.

21.                                 Comment: Please tell us the likelihood of a negative outcome of the pricing review by the DOD Office of Inspector General.  Also, discuss in liquidity and capital resources the potential impact to your liquidity in regards to Strategic Supplier Agreements incorporating prices for parts based on cost, rather than based on prices of comparable commercial parts or other methods.

Response:  In response to other comments issued by the Staff, the Company has expanded the disclosure with respect to the pricing review conducted by the DOD Office of Inspector General.  However, we advise the Staff that, at this time, the Company is unable to predict the likelihood of a negative outcome of the pricing review, and the Company has disclosed this fact in the prospectus.  With respect to the possible impact on the Company’s liquidity and capital resources as a result of entering into Strategic Supplier Alliances, the Company has included the following new disclosure in the prospectus (please see page 33):

“While management believes that the entry into Strategic Supplier Alliances with the Defense Logistics Agency will not have a material adverse effect on our financial condition, liquidity or capital resources, there is no means to determine the outcome of any future negotiations or discussions at this time.”

22.                                 Comment:  Please disclose the type and amount of consideration you paid for the motor product line acquisition.

Response:  The Company has revised the prospectus to comply with the Staff’s comment (please see page 33).

23.                                 Comment:  Please revise your disclosure to (i) identify the certain types of contracts that contain right of return provisions, (ii) explain the reason you grant these customers a right of return, and (iii) identify the terms of the right of return.

Response:  We advise the Staff that in fiscal year 2005, the only customers that were granted right of return rights were Aviall, Inc. (“Aviall”) and Satair.  In addition, we note that during fiscal years 2005 and 2004 and for the twelve-month period ended September 30, 2003, the Company recognized a provision in its financial statements totaling $267,000, $7,000, and $44,000, respectively, for returns from customers associated with contracts that contain “right of return” provisions.  As a result, the Company believes that the right of return provision is immaterial and should not be disclosed as a critical accounting policy, and has therefore deleted the disclosure from the prospectus.

24.                                 Comment:  Please describe any known trends or uncertainties that have had or that you reasonably expect will have a material favorable or unfavorable impact on net sales or revenues or income from continuing operations. See Item 303(a)(3)(ii) to Regulation S-K.

Response:  The Company has revised the prospectus to comply with the Staff’s comment (please see pages 35 and 36).

25.                                 Comment:  For each period, please revise to discuss the cost of sales. Further, where you discuss an increase or decrease that is attributable to more than one factor, please revise to quantify the separate impact of each factor.

Response:  The Company has revised the prospectus to comply with the Staff’s comment (please see pages 40 and 41).

26.                                 Comment:  Please tell us why interest expense increased on the Senior Unsecured Promissory Notes in fiscal year ended September 30, 2005 compared with fiscal year ended September 30, 2004.  Reference is made to Note 10 to the consolidated financial statements, which indicate that the Senior Unsecured Promissory Notes were issued in July 2003 at a 12% fixed rate.

Response:  We advise the Staff that, under the terms of the Senior Unsecured Promissory Notes, accrued and unpaid interest was compounded semi-annually, resulting in an increase in interest expense in fiscal year 2005 compared with fiscal year 2004.  The Company has modified the disclosure contained in the prospectus in response to the Staff’s comment to clarify this fact (please see page 40).

27.                                 Comment:  Please identify any known trends or any known demands, commitments, events or uncertainties that will result or that are reasonably likely to result in the registrant’s liquidity increasing or decreasing in any material way.  Please also describe any known material trends, favorable or unfavorable, in the registrant’s capital resources.  See Item 303(a)(1) and (2) to Regulation S-K.

Response:  In response to Comment 24, the Company has revised the prospectus to include a general discussion regarding the known trends or uncertainties that may affect the Company’s overall business and results of operations, including its liquidity and capital resources (please see pages 35 and 36).  We advise the Staff that other than the trends included in response to Comment

24, the Company does not believe that it is subject to any other known trends or any known demands, commitments, events or uncertainties that will result or that are reasonably likely to result in its liquidity increasing or decreasing in any material way or that otherwise will affect its capital resources in any material way.

28.                                 Comment:  Please provide the calculations of the significant financial covenant ratios that use EBITDA and EBITDA As Defined, as well as the disclosure set forth in Answer 10 of the Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures dated June 13, 2003.

Response:  The Company has revised the prospectus to comply with the Staff’s comment (please see page 47).  We advise the Staff that the Amended and Restated Senior Credit Facility is the only document governing the indebtedness of the Company and its subsidiaries that contains financial maintenance covenants.  With respect to the financial maintenance covenants contained in the Amended and Restated Senior Credit Facility, EBITDA As Defined (not EBITDA) is the relevant financial metric by which the covenants are measured.

29.                                 Comment:  In order to increase the readability of your disclosure, please revise this section to include the use of headings. Please see SEC Release No. 33-8350 (December 29, 2003).

Response:  The Company has revised the prospectus to comply with the Staff’s comment.

30                                    Comment:  Please revise to include a discussion regarding the potential exposure to foreign currency exchange rate risk in connection with your direct sales to foreign customers and purchases from foreign suppliers.  Your revised disclosure should be presented in one of the suggested formats outlined in Item 305(a)(1) to Regulation S-K.

Response:  We advise the Staff that substantially all of the Company’s foreign sales are transacted in U.S. dollars.  In addition, the amount of components or other raw materials or supplies that the Company purchases from foreign suppliers are not material, with substantially all such transactions being made in U.S. dollars.  Accordingly, the Company does not have any material exposure to currency fluctuations in the rate of exchange between foreign currencies and the U.S. dollar arising from its sales to foreign customers or its purchases of components, raw materials or other supplies from foreign suppliers.  The Company has included new disclosure in the prospectus to the foregoing effect (please see page 50).

31.                                 Comment:  Please describe the DOD pricing review, refund recommendation and renegotiation.  Refer to Item 101(c)(ix) to Regulation S-K.

Response:  The Company has revised the prospectus to comply with the Staff’s request by including disclosure with respect to the pricing review in the “Business” section of the prospectus, and by providing a cross-reference to a more detailed discussion of the pricing review contained in other sections of the prospectus (please see page 58).  The Company respectfully submits that the restatement of all of the facts and circumstances with respect to the pricing review is not necessary given the detailed disclosure contained elsewhere in the prospectus (please see “Risk Factors—Certain of our divisions and subsidiaries have been subject to a pricing review by the DOD Office of Inspector General” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Recent Developments”).

32.                                 Comment:  Please expand your disclosure to describe the general development of the business of you, your subsidiaries and any predecessor(s) during the past five years, or any earlier periods if material to understanding the general development of your business. See Item 101(a) to Regulation S-K.

Response:  The Company has revised the prospectus to comply with the Staff’s comment (please see page 51).

33.                                 Comment:  We note that the fourth paragraph suggests that you are not dependent on a single type of customer.  Please balance this statement by disclosing that your top ten customers accounted for approximately 52% of your net sales and that your top three customers accounted for 30%, as disclosed on page 13.

Response:  The Company has revised the prospectus to comply with the Staff’s comment (please see pages 31 and 52).

34.                                 Comment:  According to your disclosure, it appears that the acquisition of businesses and/or product lines is an important part of your growth strategy.  For example, you state in the first full paragraph on page 50 that management has achieved growth through a “[m]ethodical and focused acquisition strategy,” and in the first paragraph under “Business Strategy” that you have a “[p]roven acquisition strategy.” Please expand your disclosure here to more fully describe your acquisition strategy, including the criteria used in determining an appropriate acquisition candidate. Further, you state that you have “[a]cquired and integrated fifteen businesses and/or product lines since [y]our formation in 1993,” and that in each case, you have “[s]ignificantly improved operating and financial performance.” Please describe any recent, material acquisition(s) and explain how you integrated the business(es) or product line(s) into your operations.  Please also describe specifically how the acquisition(s) significantly improved your operating and financial performance.

Response:  The Company has revised the prospectus to comply with the Staff’s comment (please see page 55).  We advise the Staff that none of the recent acquisitions made by the Company, either individually or in the aggregate, have been material.  The Company has nevertheless included disclosure regarding the general types of integration initiatives undertaken by management in connection with its recent acquisitions.

35.                                 Comment:  According to your disclosure, Aviall, Inc. and Satair A/S are your major distributors. If material, please disclose the terms of your distributor agreements with Aviall, Inc. and Satair A/S and file the agreements as exhibits.

Response:  We advise the Staff that the distributor agreements maintained by subsidiaries of the Company with Aviall and Satair are not material to the Company.

Relationship with Aviall.  Through its subsidiaries, the Company maintains two written agreements and two unwritten arrangements with Aviall.  The amount of revenue derived from Aviall during fiscal year 2005 (expressed as a percentage of the Company’s consolidated net sales for this period) from these four arrangements was approximately 2.8% (written), 6.4% (written) 0.0% (unwritten) and 1.0% (unwritten), respectively.  In addition, the arrangements are not part of a single master arrangement and are not otherwise linked to one another, and no such stand-alone arrangement, either individually or in the aggregate, is material to the Company.

Relationship with Satair.  The amount of revenue derived from Satair during fiscal year 2005 (expressed as a percentage of the Company’s consolidated net sales for this period) was approximately 3.6%.  Accordingly, the Company believes that its relationship with Satair is not material.

36.                                 Comment:  Please identify any significant suppliers on whom you rely.

Response:  We advise the Staff that the Company does not rely, to any significant extent, upon any particular supplier.  The Company maintains relationships with a diverse range of suppliers, with the amounts paid to the Company’s most significant supplier in fiscal year 2005 totaling approximately 3.4% of the Company’s total cost of sales during this period.

37.                                 Comment:  Please include all the information required by Item 101(d) to Regulation S-K, or advise us.

Response:  We advise the Staff that the Company derived approximately $81.5 million, or approximately 21.8%, of its net sales from direct sales to foreign customers.  This information is contained in the prospectus (please see pages 43 and 59).  We also advise the Staff that the revenues derived by the Company from external customers that are attributable to an individual foreign country are not material and, therefore, the Company respectfully submits that additional disclosure of such information is not required by Item 101(d) of Regulation S-K.  Specifically, with respect to fiscal year 2005, outside of the United States, the Company derived the greatest amount of net sales from Canada, Germany, Denmark and the United Kingdom, and the aggregate amount of net sales derived by the Company from these jurisdictions was approximately 4.0%, 3.0%, 2.4% and 2.0%, respectively.

38.                                 Comment:  Please revise the descriptions of business experience to disclose the type of business conducted by each entity, if not clear from the business name. Please revise to clarify when an entity is a subsidiary of Transdigm Inc.

Response:  The Company has revised the prospectus to comply with the Staff’s comment (please see pages 61-64).

39.                                 Comment:  Please estimate the amount of the annual stipend and fee you intend to pay your non-employee directors. See Item 402(g) to Regulation S-K.

Response:  We advise the Staff that the Company has not yet determined the annual stipend and meeting fees that it will pay to the non-employee members of its Board of Directors.  Accordingly, the Company has not yet revised the prospectus in response to the Staff’s comment.  However, the Company undertakes to file a subsequent amendment to the Registration Statement setting forth the amount of the annual stipend and meeting fees once such determinations are conclusively made.

40.                                 Comment:  We note that Note 11 on page F-25 describes your pension plans. Please revise to include the information required by Item 402(f) to Regulation S-K, or advise us.

Response:  We advise the Staff that none of the named executive officers or directors of the Company or any subsidiary thereof participate in the pension plans discussed in Note 11 to the Company’s consolidated financial statements and that such individuals also do not participate in any other Company sponsored defined benefit or actuarial plan under which benefits are determined primarily by compensation and years of service.  The pension plans discussed in Note 11 to the Company’s consolidated financial statements are provided for the benefit of the Company’s hourly union workers.  Accordingly, we respectfully submit that the disclosure contemplated by Item 402(f) of Regulation S-K is not required to be included in the prospectus.

41.                                 Comment:  Please describe any change of control provisions and discuss whether this offering constitutes a change of control or other event that would trigger payments.

Response:  We advise the Staff that the employment agreements with Gregory Rufus and Raymond Laubenthal do not contain change of control provisions.  The Company has revised the prospectus to make clear that the consummation of the proposed offering will not trigger any payments to Mr. Rufus or Mr. Laubenthal under the terms of their respective employment agreements (please see pages 71-73).  In addition, under the terms of the employment agreement with W. Nicholas Howley, the term “Good Reason” is defined to include a change of control.  The Company has revised the prospectus to clarify that the consummation of the proposed offering will not constitute a change of control or otherwise trigger any payments to Mr. Howley under the terms of his employment agreement (please see pages 70-71).

42.                                 Comment:  Describe the bonus plan and how the bonuses are determined.

Response:  We advise the Staff that the Company does not maintain a formal bonus plan for members of senior management.  Rather, the Board of Directors, in consultation with senior management, determines the amount of the annual cash bonus payable to each member of senior management on a case-by-case basis.  However, determinations regarding the amount of the annual cash bonus payable to each member of senior management is based on the satisfaction of Company and individual performance criteria established by the Board of Directors.  The Company has revised the prospectus to include disclosure to the foregoing effect (please see pages 71-73).

43.                                 Comment:  We note that certain of the principal and selling stockholders are non-natural persons. Please disclose the natural persons who exercise sole or shared voting or investment power over the entity.  See Telephone Interpretation 4S in the Regulation S-K section of the March 1999 Telephone Interpretation Manual.  If any of the entities listed are public entities, majority-owned subsidiaries of public entities or registered investment companies, please disclose this by way of footnote.

Response:  The Company has revised the prospectus to comply with the Staff’s comment (please see pages 79-82).

44.                                 Comment:  Please identify all selling shareholders who are registered broker-dealers or affiliates of broker dealers.  Additionally, please tell us if the broker-dealer received the securities as underwriting compensation.  Please note that a registration statement registering the resale of shares being offered by broker-dealers must identify the broker dealers as underwriters if the shares were not issued as underwriting compensation.

Response:  Each of SSB Capital Partners (Master Fund) I, L.P., CTD Investments LLC, Banc of America Capital Investors, L.P., ML TD Holdings, LLC and Teachers Insurance and Annuity Association of America may be deemed an affiliate of a registered broker-dealer.  None of these entities received the shares of the Company’s common stock (or the Senior Unsecured Promissory Notes) as underwriting compensation.  For an explanation of the circumstances under which these entities received the shares of common stock and Senior Unsecured Promissory Notes, please refer to the response to Comment 45 below.

45.                                 Comment:  If any of the selling shareholders are broker-dealers or affiliates of broker-dealers, please provide an analysis supporting your position that the resale of securities by any affiliates of broker-dealers is not an indirect primary offering.  Your analysis should address the following points:

•                                          how long the selling shareholders have held the securities;

•                                          the circumstances under which the selling shareholders received the securities;

•                                          the selling shareholders’ relationship to the issuer;

•                                          the amount of securities involved;

•                                          whether the sellers are in the business of underwriting securities; and

•                                          whether under all the circumstances it appears that the seller is acting as a conduit for the issuer.

Assuming the resale of securities by affiliates of broker-dealers is not an indirect primary offering, you must clearly state in your prospectus:

•                                          the seller purchased in the ordinary course of business; and

•                                          at the time of the purchase of the securities to be resold the seller had no agreements or understandings, directly or indirectly, with any person to distribute the securities.

Response:  As set forth in the response to Comment 44, each of SSB Capital Partners (Master Fund) I, L.P., CTD Investments LLC, Banc of America Capital Investors, L.P., ML TD Holdings, LLC and Teachers Insurance and Annuity Association of America may be deemed to be an affiliate of a broker-dealer.  However, the resale of shares by such entities is not an indirect primary offering.  We provide detailed responses to each of the Staff’s questions below:

How long the selling shareholders have held the securities.  Each of SSB Capital Partners (Master Fund) I, L.P., CTD Investments LLC, Banc of America Capital Investors, L.P., ML TD Holdings, LLC and Teachers Insurance and Annuity Association of America has held its shares of Company common stock to be sold in the proposed offering since July 22, 2003.  We note, however, that the securities of the Company held by CTD Investments LLC were originally acquired by CGI Private Equity L.P., LLC, an affiliate of CTD Investments LLC; in accordance with the terms of the Company’s stockholders’ agreement, in March 2005, the securities of the Company owned by CGI Private Equity L.P., LLC were transferred to CTD Investments LLC.

The circumstances under which the selling shareholders received the securities.  As more fully disclosed in the prospectus, in July 2003, Warburg Pincus and certain co-investors, including each of SSB Capital Partners (Master Fund) I, L.P., CGI Private Equity L.P., LLC (the former holder of the securities currently held by CTD Investments LLC), Banc of America Capital Investors, L.P., ML TD Holdings, LLC and Teachers Insurance and Annuity Association of America, purchased an aggregate of approximately $291.3 million of common stock of the Company and an aggregate of approximately $200 million of Senior Unsecured Promissory Notes.  The proceeds received by the Company in connection with the foregoing investments were used to partially fund the purchase price paid by the Company in its acquisition of TransDigm Holding Company, on July 22, 2003.

The selling shareholders’ relationship to the issuer.  Except in their capacities as stockholders of the Company, none of the selling stockholders otherwise has a relationship with the Company.  From time to time, certain affiliates of certain of the selling stockholders may provide investment banking or other commercial services to the Company in the ordinary course of business.

The amount of securities involved.  In connection with the Company’s acquisition of TransDigm Holding Company, the selling stockholders were issued the number of shares of common stock and the aggregate principal amount of Senior Unsecured Promissory Notes listed below (the number of shares of common stock listed below does not give effect to the stock split that the Company intends to effect prior to the closing of the proposed offering).

Name of Selling Stockholder	Number of Shares of Common Stock	Aggregate Principal Amount of Senior Unsecured Promissory Notes

SSB Capital Partners (Master Fund) I, L.P.	11,858	$8,142,000.00

CTD Investments LLC (securities originally issued to CGI Private Equity L.P., LLC, an affiliate of CTD Investments LLC)	2,965	$2,035,000.00

Banc of America Capital Investors, L.P.	23,717	$16,283,000.00

ML TD Holdings, LLC	13,637	$9,363,000.00

Teachers Insurance and Annuity Association of America	8,894	$6,106,000.00

Whether the sellers are in the business of underwriting securities.  To the Company’s knowledge, none of the selling stockholders are in the business of underwriting securities, although certain affiliates of certain of the selling stockholders are in the business of underwriting securities.

Whether under all the circumstances it appears that the seller is acting as a conduit for the issuer.  Based on the foregoing facts, the Company respectfully submits to the Staff that the selling stockholders are not acting as conduits for the Company.  Rather, each selling stockholder, in the ordinary course of its business, made an investment in the Company in July 2003.  Having held that investment for almost three years, these selling stockholders have decided to exit all or a portion of their investment through the proposed offering.

In addition, we advise the Staff that the Company has revised the prospectus to specifically state that (i) each of the foregoing selling stockholders purchased the securities of the Company in the ordinary course of its business and (ii) at the time of the purchase of the securities to be resold in the proposed offering, none of the stockholders was party to an agreement or understanding, directly or indirectly, with any person to distribute the securities (please see page 102).

46.                                 Comment:  Please disclose how the selling stockholders received their shares. Further, we note that on page 91, the underwriters may purchase shares from Warburg and “certain members of management” to cover the over-allotment. Please include the selling stockholders who may sell to cover the over-allotment.

Response:  As more fully described in response to Comment 45 above, each selling stockholder acquired its shares in July 2003 in connection with the Company’s acquisition of TransDigm Holding Company.  We advise the Staff that, at this time, a definitive determination has not been made with respect to those members of management who may sell shares of common stock in the proposed offering to cover over-allotments.  Once such determination is made, the Company will file a subsequent amendment to the Registration Statement containing the required information with respect to each member of management who participates therein.

47.                                 Comment:  Please revise your use of the term “certain.” For example, please quantify the “certain specified percentages” of ownership, describe the number of “certain individuals” that Warburg may designate, and describe the “certain contractual restrictions.” In addition, please quantify the “certain thresholds” under the registration rights agreement.

Response:  The Company has revised the prospectus to comply with the Staff’s request (please see pages 83-84), except the Company has not revised the prospectus to provide for the specific transfer restrictions that will apply to certain stockholders following the consummation of the proposed offering.  We advise the Staff that negotiations are ongoing with respect to the transfer restrictions that will be applicable to certain stockholders following the consummation of the proposed offering.  Once the relevant parties have agreed on the applicable transfer restrictions, the Company undertakes to file a subsequent amendment to the Registration Statement setting forth the specific terms and conditions of such arrangement.

48.                                 Comment:  We note that you present the bonus and distribution amounts on an aggregated basis. Please identify the individual members of management and the amounts each received. Please also describe how the payment amounts were determined.

Response:  The Company has revised the prospectus to include disclosure with respect to the aggregate amounts paid to each executive officer and each director of the Company in connection with the bonus and deferred compensation payments made in November 2005 (please see page 85).  However, the Company has not included similar information with respect to employees who are not executive officers of the Company, as the Company does not believe that the disclosure of such information is material to an investor, especially in light of the fact that the aggregate amounts paid by the Company and TransDigm Inc. to all employees are otherwise disclosed in the prospectus.  The Company also believes that employees who are not executive officers of the Company have an expectation that transactions of this nature will not be subject to public disclosure, and the Company therefore respectfully submits that the presentation of the revised disclosure as herein provided is appropriate under the circumstances, especially in light of the immaterial nature of the information as it pertains to non-executive officer employees.

49.                                 Comment:  Please disclose the approximate number of holders of each class of common equity as of the latest practicable date. See Item 201(b) to Regulation S-K.

Response:  The Company has revised the prospectus to comply with the Staff’s comment (please see page 89).

50.                                 Comment.  For ease of investor understanding, please revise to include a table at the beginning of your disclosure showing the dates when all of your common shares outstanding immediately prior to the offering may be resold following the completion of the offering. For example, the table should further classify the outstanding shares based on the first date on which those shares may be resold into the market once any applicable lockup restrictions have lapsed, either because those shares have been or will be registered for resale under the Securities Act or have become or will become eligible for resale under Rule 144 or any other applicable resale exemptions.

Response:  The Company has revised the prospectus to comply with the Staff’s comment (please see page 89).

51.                                 Comment:  Please disclose the factors that the underwriters will consider if they agree to permit persons subject to the lock-up agreement to sell securities.

Response:  The Company has revised the prospectus to comply with the Staff’s comment (please see pages 90 and 103).

52.                                 Comment:  Please disclose whether you and your subsidiaries are in compliance with the covenants in each facility or indenture

Response:  The Company has revised the prospectus to comply with the Staff’s comment (please see pages 94, 96 and 98).

53.                                 Comment:  We note that this offering will not constitute a change of control under the indenture or the TD Holding facility. Please disclose whether this offering will constitute a change of control under the amended senior credit facility.

Response:  The Company has revised the prospectus to comply with the Staff’s comment (please see page 95).

54.                                 Comment:  Please revise to quantify the financial covenants.

Response:  The Company has revised the prospectus to comply with the Staff’s comment (please see pages 93 and 94).

55.                                 Comment:  According to your disclosure toward the bottom of page 92, it appears that you have a directed share program for employees. Please tell us the mechanics of how and when these shares will be offered and sold to persons in the directed share program.  For example, please explain to us how you will determine the prospective recipients of reserved shares. Please tell us when and how they will indicate their interest in purchasing shares. Also, please tell us how and when the issuer and underwriters will contact the direct share investors, including the types of communications used. Will any electronic communications or procedures be used by the underwriter or company, such as e-mail? When will the shares and money be exchanged? When do purchasers become committed to purchase their shares? How and when will the number of shares offered be determined? Will the procedures for the directed share program differ from the procedures for the general offering to the public?

Response:  At the Company’s request, the underwriters will reserve a portion of the shares of common stock to be offered in the proposed offering (the “Directed Shares”) for sale in a Directed Share Program (the “Program”).  The Company will specify the potential recipients of the Directed Shares and will allocate the Directed Shares among the actual recipients.  The Company has selected Lehman Brothers Inc. (“Lehman”) to administer the Program.

The Company will select the potential recipients of the Directed Shares from its employees (collectively, “Invitees,” and each, an “Invitee”).

When the preliminary prospectus is available, Lehman will make available a copy of the preliminary prospectus together with a package of materials relating to the Program (the “Package”) to each Invitee.  The Package will include: (i) an introductory Directed Share Program Notice from Lehman; (ii) an Instructions for Potential Participants and Payment Instructions Letter; (iii) an Indication of Interest Letter (“IOI Letter”); (iv) a Client Questionnaire; (v) forms for opening a brokerage account with Lehman; and (vi) a Commonly Asked Questions Addendum.  The Package to be distributed by Lehman in connection with the Program reflect all SEC comments received to date by Lehman in previous offerings for which Lehman administered similar programs.

In addition to explaining the mechanics of the Program, the Package makes clear that the Invitee is under no obligation to purchase Directed Shares through the Program, that responding to the Package will involve no obligation of any kind, that the Invitee is not, by reason of his or her inclusion in the Program, assured of obtaining any or a particular number of Directed Shares, that no offer to buy Directed Shares may be accepted and no part of the purchase price can be received until the Registration Statement has been declared effective, and that any such offer to purchase can be withdrawn by the Invitee, in whole or in part, without obligation or commitment, at any time prior to confirmation of the order (which confirmation is to be given after the effective date of the Registration Statement).  In addition, the Package explains that all participants in the Program will be required to agree to a lock-up period.  The materials contained in the Package will contain the Rule 134 legend.

The IOI Letter is designed to be signed by the Invitee and returned to Lehman by facsimile or mail.  It is the method by which the Invitee affirms certain statements contained in the Package, including that the Invitee has received a copy of the preliminary prospectus, that the Directed Shares requested will be for the Invitee’s personal account, that the Invitee is aware that he or she is not assured of obtaining any or all Directed Shares requested and that the indication of interest may be withdrawn or revoked without obligation or commitment of any kind at any time prior to confirmation after the effective date of the Registration Statement.  Lehman will use the information provided by Invitees in the Package, including the IOI Letter, in order to determine whether the Invitee is prohibited from purchasing Directed Shares under NASD Conduct Rule 2790.

If the Invitee is interested in reserving Directed Shares through the Program, he or she is directed to return the materials contained in the Package to Lehman by a specified date.  Once the Invitee has returned a completed Package to Lehman, and assuming there is no regulatory impediment to their participation in the program under NASD Conduct Rule 2790, the Invitee’s personal information and the number of Directed Shares in which the Invitee has expressed an interest will be forwarded to a representative of Lehman who will, at the direction of the Company, contact the Invitee to assist in opening a Lehman account to allow for purchase of Directed Shares.  All purchases by any Invitee through the Program are made in an account at Lehman, subject to certain limited exceptions specifically approved by Lehman.

Following the receipt of all expressions of interest and the establishment of accounts for each Invitee, the Company will determine the final allocation of Directed Shares made available to the Invitees.  This allocation is made in the sole discretion of the Company.  The exact number of Directed Shares available to Invitees is generally determined prior to but not later than the time of the pricing and is a function of the number of Invitees who have indicated an interest, the limit indicated by the Invitee, the number of Invitees who have properly completed client questionnaires and account opening documents meeting applicable regulatory requirements and the ultimate size of the offering, which is reserved in advance of the offering.

Once the Registration Statement has been declared effective and the public offering of the common stock has priced, Lehman will notify the Invitees of the maximum number of Directed Shares which the Company has determined such Invitees may purchase, their Lehman account numbers and the public offering price of the common stock.  Delivery of Directed Shares and purchasers’ payment for such Directed Shares will not occur until after the public offering of the common stock has priced and confirmations have been sent.  The Invitees will not be permitted to pre-fund their accounts.  The Directed Shares purchased at the initial offering price must be paid for in full no later than three full business days after the date of pricing.

The procedures for the Program are different from the procedures for the general public only to the extent that separate client questionnaires and account opening information need to be sent to and returned by Invitees in advance of pricing.  Payment and settlement procedures are the same.

The Company may elect to have certain of the Directed Shares offered in the Program be electronically offered to the Invitees (“Electronic Invitees”) in an on-line offering, including an electronic copy of the Package (the “Electronic Program”), and the remaining Invitees (“Mail Invitees”) will receive the Package by mail (the “Mail Program”).  The Package provided to the Electronic Invitees in connection with the Electronic Program will be substantially similar to that provided to the Mail Invitees in connection with the Mail Program.  Lehman has advised the Company that the procedures for the Electronic Program will be carried out in accordance with procedures previously reviewed by SEC staff person Kristina Wyatt on behalf of the SEC.  Lehman has further advised the Company that any comments or questions regarding the Electronic Program procedures should be directed to Kristina Wyatt in the Chief Counsel’s Office of the Division of Corporation Finance, and that Lehman will follow the same procedures that i-Deal, which developed the application Lehman will be utilizing for the Electronic Program, has discussed and cleared with Ms. Wyatt.

A copy of all draft Program materials, including the Package of materials expected to be distributed to Electronic Invitees and Mail Invitees, will be supplementally provided to the Staff once such materials are available.  As of the date hereof, no materials have been furnished to any Invitee.

56.                                 Comment:  We note your disclosure in the first full paragraph on page 93 that a prospectus in electronic format will be made available on the websites of the underwriters. To the extent that you will engage in any marketing of this offering online, please confirm that your procedures for electronic postings or links to the prospectus or for electronic distributions have been reviewed and cleared by the Division’s Office of Chief Counsel, and that the procedures have not changed since such clearance.

Response:  We advise the Staff that the lead underwriters have informed the Company that, as a courtesy to certain of their customers to whom a preliminary prospectus will be sent, the underwriters may distribute preliminary prospectuses electronically to certain of their customers and that such activities will be conducted in accordance with procedures previously reviewed and cleared by the Staff.

57.                                 Comment:  We note your disclosure that in connection with the closing of the mergers, you issued shares to “certain members of management.” Please revise your disclosure to identify the members of management and the number of options rolled over by each individual and the number of shares received.

Response:  The Company has revised the Prospectus to include disclosure with respect to the aggregate intrinsic value rolled-over by each executive officer and director of the Company and the number of shares of common stock subject to rollover options received by each such individual in connection therewith (please see page II-2).  In addition, the Company has included similar disclosure with respect to all employees who are not executive officers of the Company, although the Company has presented such information on an aggregated (not an individual) basis, as the Company does not believe that the disclosure of such information on an individual basis is material to an investor.  The Company also believes that employees who are not executive officers of the Company have an expectation that transactions of this nature will not be subject to public disclosure, and the Company therefore respectfully submits that the presentation of the revised disclosure as herein provided is appropriate under the circumstances, especially in light of the immaterial nature of the information as it pertains to non-executive officer employees.

58.                                 Comment:  Please include all of the disclosure required by paragraphs 51 and 52 of SFAS 141 including a description of the factors that contributed to a purchase price that resulted in recognition of goodwill.

Response:  The Company has revised the Prospectus to comply with the Staff’s comment (please see page F-11).

59.                                 Comment:  The certifications discussed on page 1 appear to be a contract based intangible asset under paragraph 39 of SFAS 141.  Please explain to us how you have considered the need to recognize as an asset apart from goodwill for the rights generated from these certifications in connection with your merger and each of your acquisitions.

Response:  We advise the Staff that the value allocated to certifications acquired by the Company in connection with its acquisitions are included in the “Other Intangible Assets-Net” line item on the Company’s balance sheet as of September 30, 2005.  In addition, of the amount included under such line item, approximately $82.3 million is attributable to unpatented technology, with this fact being disclosed on page F-21 of the Registration Statement.  Unpatented technology is the proprietary technology represented by the design and engineering expertise as embodied in the engineering drawings, specifications and testing of products as well as the manufacturing processes that have been approved by the customer and/or regulatory authority for each specific part.  It is a key competitive barrier and an important value driver for the Company’s business, particularly as it relates to aftermarket sales.  Not only would significant investment be required of the competitor for a particular part, but the customer would also be required to invest significant time and money for testing and approval of the competing part and would be exposed to additional risk related to “switching” to a new vendor. This value is associated with the design, engineering specifications and testing that has been completed for each product. Accordingly, unpatented technology (approved design specification, testing and manufacturing process) becomes a key barrier to competition.

60.                                 Comment:  Please explain why you did not recognize an asset apart from goodwill for customer lists in connection with your merger and each of your acquisitions.

Response:  We advise the Staff that during the Company’s review of the allocation of the purchase price in connection with its acquisitions, the Company and the third-party valuation firms engaged by the Company in connection with such acquisitions undertook an analysis of the value of the customer lists acquired in connection with such acquisitions, but determined that no material value should be allocated thereto.

Nearly all of the Company’s OEM customers make recurring purchases due in large part to the fact that the Company is the sole source provider of many of the products it sells to such customers.  In choosing a sole source provider, an OEM’s decision is often based upon product specifications, proprietary technology  and competitive pricing, and such decisions are not typically based on historical customer relationships.  Similarly, once the Company’s products are designed into, certified and sold as original equipment on an aircraft, the Company receives recurring orders for replacement products due to its sole source provider position with respect to such products.  Accordingly, the Company believes that its position as a sole source provider and the fact that its products are designed into numerous airframe platforms, and not customer relationships, are the key drivers of its future sales.  As a result, the Company, in consultation with its third-party valuation advisors, has not ascribed meaningful value to customer lists.

In addition, the Company believes that there are a limited number of airframe and engine manufacturers and commercial aircraft operators worldwide that participate in the aerospace industry.  Companies engaged in the business of supplying parts to participants in the aerospace industry generally supply parts to the same group of original equipment manufacturers (e.g., Boeing, Airbus, Cessna, Honeywell, Lockheed Martin, General Electric, United Technologies, etc.).  Similarly, the number of customers seeking to purchase parts in the aftermarket is relatively small, with a limited number of distributors and commercial aircraft operators participating therein (e.g., distributors such as Aviall and Satair and commercial airlines such as American Airlines and United Airlines).  Given that market participants in the aerospace components industry all have similar access to customer design engineers and purchasing departments, and the significant overlap in customer relationships among market participants, the Company, in consultation with its third-party valuation advisors, has concluded that customer lists acquired in connection with its acquisitions do not have meaningful value to the Company and the Company has therefore not recognized an asset apart from goodwill in respect of such customer lists.

61.                                 Comment:  Please disclose the cost of the Eaton acquisition and the amount of goodwill recognized.

Response:  The Company has revised the prospectus to comply with the Staff’s comment (please see pages F-12 and F-13).

62.                                 Comment:  We note that you design, produce and supply highly-engineered, highly customized products to solve specific needs for aircraft operators and manufactures.  Please tell us the consideration given to accounting for your fix price contracts under the guidance in SOP 81-1, “Accounting for Performance of Construction-Type and Certain Production-Type Contracts.”

Response:  We advise the Staff that the Company is a manufacturer of goods produced in a standard manufacturing operation, its products are produced to the buyer’s specifications and are sold in the ordinary course of business.  These sales are normally recognized as revenue in accordance with the realization principle for sales of products and the costs incurred by the Company in connection with the manufacturing of such products are accounted for in accordance with generally accepted principles of inventory costing.  As a result, these sales would not be accounted for in accordance with SOP 81-1, “Accounting for Performance of Construction-Type and Certain Production-Type Contracts.”

63.                                 Comment:  Please tell us if you are reimbursed by your customers for research and development costs.  Second, tell us where you charge research and development costs in your consolidated income statements.

Response:  We advise the Staff that the aggregate amounts received by the Company from its customers as reimbursement for research and development costs in fiscal years 2005 and 2004 and for the twelve-month period ended September 30, 2003 were $969,000, $667,000 and $95,000, respectively.  Given the immaterial nature of the amounts received by the Company as reimbursement in respect of research and development costs, the Company did not include any specific disclosure with respect thereto in its consolidated financial statements.  If future amounts become significant, the Company will make disclosures of the amount of reimbursement.

We also advise the Staff that research and development costs are included in “Operating Expenses - Selling and administrative” in the Company’s consolidated income statements.

64.                                 Comment:  Please provide the disclosure required by paragraphs 37 and 38 of SFAS 131. It appears that you should disclose the revenue attributable to each of your eleven major product lines.

Response:

Response Regarding Paragraph 37 of SFAS 131

We advise the Staff that, as more fully described in the prospectus, the Company sells an extremely broad array of products, and the Company’s management does not routinely analyze the business on a product-by-product basis, nor does the Company’s management or its financial reporting systems aggregate certain product groupings (that may be manufactured in multiple manufacturing locations) for these purposes.

However, in response to the Staff’s comment, the Company has revised the prospectus (please see page F-19) to include information with respect to the aggregate amount of revenue derived by the Company in fiscal years 2005 and 2004 and for the twelve-month period ended September 30, 2003 from each of the following types of customers: (1) commercial aerospace original equipment manufacturers; (2) commercial aerospace aftermarket customers; (3) defense aerospace customers; and (4) other customers.  The Company respectfully submits that this proposed revenue information based on customer category is more useful to investors than a revenue breakdown by product or product grouping, due to the fact that investors and securities analysts can independently track macro industry factors that will affect these particular categories (for example, investors and securities analysts can track revenue passenger miles, which often correlate to the revenue derived from commercial aerospace aftermarket customers). We also note that the presentation of revenue based on customer category is consistent with the explanatory information contained in “Management’s Discussion and Analysis of Financial Condition and Results of Operation” in the prospectus.   In addition, in the Company’s experience, including in connection with its regular quarterly conference calls with holders of TransDigm Inc.’s registered bonds, the type of revenue data that the Company is proposing to include in the prospectus is consistent with the type of information that securities analysts often focus on when analyzing the Company’s business.

Response Regarding Paragraph 38 of SFAS 131

We advise the Staff that the Company derived approximately $81.5 million, or approximately 21.8%, of its net sales from direct sales to foreign customers.  This information is contained in the prospectus (please see pages 43 and 59).  We also advise the Staff that the revenues derived by the Company from external customers that are attributable to an individual foreign country are not material and, therefore, the Company respectfully submits that additional disclosure of such information is not required by Statement of Financial Accounting Standards No. 131, “Disclosures about Segments of an Enterprise and Related Information.”  Specifically, with respect to fiscal year 2005, outside of the United States, the Company derived the greatest amount of net sales from Canada, Germany, Denmark and the United Kingdom, and the aggregate amount of net sales derived by the Company from these jurisdictions was equal to approximately 4.0%, 3.0%, 2.4% and 2.0%, respectively.

The Company has complied with the Staff’s comment by amending the prospectus to provide that substantially all of the Company’s operations and assets are located within the United States

(please see pages 43 and 59).  We advise the Staff that identical disclosure is contained in Note 3 to the Company’s audited consolidated financial statements (please see page F-18).

65.                                 Comment:  Please revise your disclosure to clarify the reason why your presentation of one segment is not inconsistent with your reference to various lines of business on page 37.

Response:  We advise the Staff that the Company has revised the disclosure throughout the prospectus to clarify that the Company only operates in a single line of business, namely the design, production and supply of aerospace components.  We also advise the Staff that the references to the acquisitions of Avionic, Skurka, Fluid Regulators and the motor product line contained on page 37 of the prospectus were included solely to provide additional information regarding the reasons for the increase in the Company’s net sales in fiscal year 2005 when compared to fiscal year 2004, and to make clear to the reader that a portion of such revenue growth was not attributable to the organic growth of the Company.  Each of these acquired operations design, produce and supply aerospace components and, therefore, their respective operations are consistent with the line of business in which the Company is engaged.

66.                                 Comment:  Please clarify your disclosure to explain the reason you have not determined the impact of adopting Statement No. 123(R).

Response:  The Company has revised the Prospectus to comply with the Staff’s comment (please see page F-18).

67.                                 Comment:  Please provide pro forma financial statements in accordance with Article 11 to give effect to the described events.

Response:  The Company respectfully submits that, for the reasons set forth below, disclosure of pro forma financial information reflecting the completion of the Recent Transactions would not be material to investors and therefore is not required under Article 11 of Regulation S-X.

We advise the Staff that the indebtedness incurred by the Company under the terms of the TD Group Loan Facility did not increase the consolidated indebtedness of the Company, when compared to the consolidated indebtedness of the Company that was outstanding immediately prior to the closing of the TD Group Loan Facility (as of September 30, 2005, both prior and after giving effect to the closing of the Recent Transactions, consolidated indebtedness was approximately $889.8 million).  In addition, (i) the decrease in the Company’s consolidated cash balance as a result of the dividend and bonus payments is equal to approximately $101.8 million, which is approximately 7% of the Company’s total assets at September 30, 2005, and (ii) the impact on the Company’s consolidated net income as a result of the consummation of the Recent Transactions was approximately $3.9 million, which is approximately 11% of the Company’s consolidated net income for the year ended September 30, 2005, and therefore the Company believes that the presentation of pro forma financial information would not be material to investors.

In addition, the “Capitalization” table set forth on page 24 of the prospectus is presented on a pro forma basis, giving effect to the consummation of the Recent Transactions.  Accordingly, investors will be provided with current information regarding the Company’s capitalization, including information with respect to the Company’s decreased consolidated cash balance as a result of the dividend and bonus payments.  The “Contractual Obligation” table set forth on page 48 of the prospectus is similarly presented on a pro forma basis, taking into account both principal and interest payments that the Company will be required to make under the terms of the TD Group Loan Facility.  Finally, we note that assuming the current adjusted LIBO rate under the TD Group Loan Facility remains constant to today’s rate, the interest rate that will be in effect with respect to the TD Group Loan Facility immediately following the closing of the proposed offering will be lower than the implied interest rate on the Senior Secured Promissory Notes that was in effect during fiscal year 2005, resulting in annualized interest cost savings of approximately $8 million (when compared to the interest expense incurred by the Company in respect of the Senior Unsecured Promissory Notes during fiscal year 2005).

68.                                 Comment:  Please expand the schedule to include the valuation allowance for obsolete inventory, sales returns and deferred tax assets.

Response:  The Company has revised the Registration Statement (please see page II-8 to include the valuation allowance for obsolete inventory.  However, we advise the Staff that the valuation allowances for sales returns and deferred tax assets are not material and are therefore excluded from the schedule.  The valuation allowances for sales returns and deferred tax assets are less than 5% of current assets and liabilities and less than 5% of total assets and liabilities.

* * * * * * *

Should you have any questions regarding the foregoing or should you need further information, please call Steven J. Gartner, Cristopher Greer or the undersigned at (212) 728-8000.

Very truly yours,

/s/ Russell L. Leaf

cc:	Patrick Kuhn, Staff Accountant
Michael Fay, Branch Chief
Kurt Murao, Attorney Advisor
Peggy Kim, Senior Staff Attorney
W. Nicholas Howley, TransDigm Group Incorporated
Peter M. Labonski, Latham & Watkins
Steven J. Gartner, Willkie Farr
Cristopher Greer, Willkie Farr